

December 29, 2014

Via Email
Mr. James R. Mountain
Chief Financial Officer
Javelin Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re: Javelin Mortgage Investment Corp**
> **Form 10-K**
> **Filed March 6, 2014**
> **File No. 001-35673**
>
> **Form 10-Q**
> **Filed November 3, 2014**
> **File No. 001-35673**

Dear Mr. Mountain:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

We leverage our portfolio investments in MBS . . . , page 19

1.　　In future Exchange Act periodic reports, and to the extent applicable, please name any repurchase agreement lenders holding collateral in excess of 5% of stockholder's equity in your risk factor related to repurchase agreements.

<u>Agency Securities, page 48</u>

2.   We note the significant decrease in the carrying amount of Agency securities year over year. We also note that a portion was due to the other than temporary impairment charge, but that there was significant sales volume during the year. In future filings please provide a more comprehensive discussion of significant changes to your investment balance, including whether the changes are indicative of a trend.

<u>Form 10-Q for the quarter ended June 30, 2014</u>

<u>Exhibit 31</u>

3.   Please revise your certifications in future filings to remove reference to the title of the certifying officer in the introductory line, as the certification is being made in a personal capacity. Refer to Rule 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James R. Mountain
Javelin Mortgage Investment Corp.
December 29, 2014
Page 3

   You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or Jennifer Gowetski at (202) 551-3401 with any other questions.

       Sincerely,

       /s/ Daniel L. Gordon

       Daniel L. Gordon
       Senior Assistant Chief Accountant